Daniel M. Miller Partner (604) 630-5199 FAX (604) 687-8504 miller.dan@dorsey.com

August 11, 2025

Division of Corporation Finance Office of Energy & Transportation Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549

Re:	Alaska Silver Corp. Draft Registration Statement on Form S-1 Submitted May 14, 2025 CIK No. 0001893899

Dear Sirs and Mesdames:

On behalf of our client, Alaska Silver Corp. (the “Company ”), and pursuant to the Securities Act of 1933, as amended, and the rules and regulations thereunder, we transmit for your review the Company’s responses to the Staff’s letter of comments, dated June 10, 2025 (the “Comment Letter”), in respect of the above noted submission (the “Draft Registration Statement”). The Company’s responses below are keyed to the headings and comment numbers contained in the Comment Letter. In connection with this letter, Amendment No. 1 to the Draft Registration Statement (the “DRS Amendment No. 1”) is being filed concurrently herewith. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in DRS Amendment No. 1.

The responses provided herein are based upon information provided to Dorsey & Whitney LLP by the Company.

Draft Registration Statement on Form S-1
Cover Page

1.	You provide that you have applied to list your common stock on the OTCQB Venture Markets. This appears inconsistent with disclosure elsewhere regarding proposed listing on OTCQX. Please revise or advise. Please also revise your disclosure here and throughout the filing, including in the Risk Factors section, to discuss whether you will be considered a penny stock under Rule 3a51-1 of the Securities Exchange Act of 1934 and the additional risks if you are deemed to be a penny stock. In addition, revise to make clear that OTC Markets is a quotation medium for subscribing members, not an issuer listing service, and that only market makers can apply to quote securities. If your offering is contingent upon quotation on the OTCQB Venture Markets, please make this clear on your cover.

The requested revisions have been made on the cover page and throughout DRS Amendment No. 1 in order to reflect that that Company has applied for its common shares to be quoted on the OTCQX.

The Company confirms that it will not be considered a penny stock under Rule 3a51-1 of the Securities Exchange Act of 1934.

U.S. Securities and Exchange Commission

August 11, 2025

2.	Please disclose on the cover page that you do not intend to apply for listing of the Warrants on any national securities exchange or trading system, as referenced on page 7. Also, with respect to your disclosure that your subordinate voting shares are currently quoted under the symbol “WAM” on the TSX Venture Exchange, or “TSXV,” please disclose the market price of your subordinate voting shares as of the latest practicable date.

The requested revisions have been made on the cover page of DRS Amendment No. 1.

Prospectus Summary, page 1

3.	Please clearly disclose here and in your risk factor section that the subordinate shares being registered in this offering are part of a dual-class voting structure, in which holders of proportionate voting shares possess the voting equivalent of 100 subordinate voting shares per every proportionate voting share held. Describe the potential risks of additional dilution if the holders of proportionate voting shares convert their shares into 100 subordinate voting shares per every proportionate voting share held. Also provide a risk factor disclosing, if true, that future issuances of proportionate voting shares may be dilutive to holders of subordinate voting shares.

The requested revisions have been made on pages 6 and 10 of DRS Amendment No. 1.

Implications of Being an Emerging Growth Company, page 3

4.	We note your disclosure that after you cease to qualify as an emerging growth company, certain of the exemptions available to you as an emerging growth company may continue to be available to you as a smaller reporting company. Please revise to provide attendant risk factor disclosure.

The requested revisions have been made on page 13 of DRS Amendment No. 1.

U.S. Securities and Exchange Commission

August 11, 2025

Risks Related to our Business, page 11

5.	We note the discussion of the substantial doubt as to your ability to continue as a going concern reflected in the report of your independent registered public accountant. Please revise to provide attendant risk factor disclosure.

The requested revisions have been made on page 14 of DRS Amendment No. 1.

Risk Factors

Certain of the directors and officers of ours also serve as directors and/or officers of other companies..., page 28

6.	We note your disclosure that certain of your directors and officers also serve as directors and/or officers of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. Please expand your disclosure to explain how you expect to resolve such conflicts.

The requested revisions have been made on page 28 of DRS Amendment No. 1.

Use of Proceeds, page 33

7.	We note your disclosure that the principal purposes of this offering are to obtain additional capital to support your operations; that you intend to use the net proceeds from this offering to fund mining and exploration activities; and that you intend to use the remaining proceeds to fund working capital and general corporate expenditures out of your existing cash reserves. Please clarify whether you intend to use any of the proceeds from this offering to repay the $1,200,000 advance you received from a small group of existing shareholders, or any amounts due under the Piek Promissory Note. If so, provide all of the disclosure required by Item 504 of Regulation S-K.

The requested revisions have been made on pages 6 and 32 of DRS Amendment No. 1.

Management's Discussion and Analysis of Financial Condition and Results of Operations Our Business, page 37

8.	You state that you have no substantial revenue. However in other sections of the filing, for example, on page 47 you state that you have no operating revenue. Similarly, on page 24 you state that you have only generated modest revenues. Please revise to accurately reflect your historical revenue generation or explain the inconsistencies in your disclosure.

The requested revisions have been made on pages 16 and 36 of DRS Amendment No. 1 to clarify that the Company does not have any operating revenue.

U.S. Securities and Exchange Commission

August 11, 2025

Governmental Approvals and Regulations, page 46

9.	We note your disclosure that mining operations and exploration activities in the United States are subject to various federal, state and local laws and regulations which govern prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, protection of the environment, mine safety, hazardous substances and other matters. Please expand your disclosure to better describe these individual regulations to the extent they are material to your business and operations. Refer to Item 101(h)(4)(viii) of Regulation S-K.

The noted disclosure in the Registration Statement is intended to generally describe the types of regulations that are, or that could become, applicable to mining companies generally. However, since the Company is currently an exploration stage company, such regulations are currently not material to the Company’s business and operations. Therefore, the Company respectfully submits that in response to the Staff’s comment, additional disclosure regarding these individual regulations is not required to be included in DRS Amendment No. 1.

Business

Description of Business

Status of Development Efforts, page 47

10.	Please significantly expand your disclosure in this section to provide anticipated timelines, milestones, and the current status of each of your projects. Refer to Item 101(h) of Regulation S-K.

The requested revisions have been made on page 48 of DRS Amendment No. 1.

Properties, page 48

11.	We note your disclosure on page 48 suggesting that you have other key mineral resource projects in other jurisdictions within the United States. Please expand your summary disclosure to include all of your mineral properties, including a map showing the locations of all properties, pursuant to Item 1303(b) of Regulation S-K.

The requested revisions have been made on page 50 of DRS Amendment No. 1, and the requested map has been included in DRS Amendment No. 1.

The Company has also revised the disclosure in DRS Amendment No. 1 to clarify that all of its key mineral resource projects are in Alaska, and that it does not have any key mineral resource projects “in other jurisdictions within the United States”.

U.S. Securities and Exchange Commission

August 11, 2025

12.	Please expand your description of the Illinois Creek Project to summarize the work that you have completed on the property, consistent with Item 1304(b)(2) of Regulation S-K.

The requested revisions have been made on page 51 of DRS Amendment No. 1.

13.	We note your disclosure on page 55, indicating that historical quality assurance/quality control (QA/QC) programs are lacking or poorly documented. Item 1305 requires a summary of the internal controls related to exploration and mineral resource and reserve estimation efforts. Considering that you have performed exploration work and have determined mineral resources, it appears the disclosure on page 55 should be consistent with the quality assurance and quality control disclosure on page 52. Please advise.

The requested revisions have been made on page 59 of DRS Amendment No. 1.

Management, page 56

14.	You provide on page 28 that certain of your officers and directors also serve as directors and/or officers of other companies involved in natural resource exploration and development. Please expand your disclosure in this section to detail each title or position held, and the length of time the position has been held.

The requested revisions have been made to the Management section of DRS Amendment No. 1.

15.	Please revise your disclosure to describe the business experience during the past five years for each director, executive officer, and named significant employees, including the principal occupations and employment during the past five years. See Item 401(e) of Regulation S-K.

The requested revisions have been made to the Management section of DRS Amendment No. 1.

Certain Relationships and Related Transactions, page 66

16.	You provide that, except for compensation arrangements for your directors and executive officers, there have been no related party transactions in your two most recently completed fiscal years. However, you provide on page 41 that, subsequent to December 31, 2024, the Company was issued an advance of $1,200,000 from a small group of existing shareholders to sustain general and administrative costs until the Company is able to complete an equity financing in the spring of 2025. Please provide supplemental discussion as to why this advance is not a related party transaction, or, if it is, please provide the disclosure required under Item 404 of Regulation S-K.

The requested revisions have been made on page 75 of DRS Amendment No. 1.

Out of the $1,200,000 advanced to the Company, the only amount that qualified as a related party transaction within the meaning of Item 404 of Regulation S-K is $125,000 that was advanced to the Company by the Company’s President & CEO and his wife. The remaining portion of the advance was provided by several separate individuals who acted independently, none of which individually qualified as a related party transaction.

U.S. Securities and Exchange Commission

August 11, 2025

Description of Securities, page 69

17.	Please revise to include risk factor disclosure regarding any potential material dilutive effect(s) of the outstanding Warrants and Finder Warrants.

The requested revisions have been made on page 10 of DRS Amendment No. 1.

Note 1. Nature and Continuance of Operations, page F-9

18.	You refer to the company as Western Alaska Minerals Corp. or “WAM” in the financial statements which is not consistent with your recent name change to Alaska Silver Corp and the disclosure on page 2 and elsewhere in the filing. Please explain or revise. Also, please define “WACG” where it is first used on page 37.

The Company has revised the disclosure throughout DRS Amendment No. 1, other than in the financial statements and notes thereto, to reflect its recent name change.

In response to the Staff’s comment, the Company proposes to make the revisions to the consolidated financial statements and notes thereto that are indicated in Exhibit A to this letter.

Note 2. Basis of Presentation and Material Accounting Policies Loss Per Share, page F-12

19.	You state that the Proportional Voting Shares have voting and economic rights on an as-converted basis and are, in effect, Subordinate Voting Shares compressed at the ratio of 100:1. You also state that diluted loss per share is calculated by the treasury stock method. Please respond to the following:

•	Tell us your consideration of ASC 260-10-45-59A through 45-70 in identifying participating securities and the use of the two-class method. Also, please consider revising your accounting policy to address this matter accordingly.

•	In a separate footnote, provide the disclosures required by ASC 260-10-50-1 through 2 that support your calculation of loss per share.

The Company respectfully submits that because proportionate voting shares are entitled to vote and are entitled to dividends as if decompressed, they meet the definition of a participating security as per ASC 260-10-45.

Based on its assessment of ASC 2610-45, the Company concluded that under the two-class method, presentation of loss per share for proportionate voting shares should be included in the weighted average number of shares outstanding and would affect the loss per share.

U.S. Securities and Exchange Commission

August 11, 2025

In response to the Staff’s comment, the Company proposes to make the revisions to the consolidated financial statements and notes thereto that are indicated in Exhibit A to this letter. Specifically, the Company proposes to revise the consolidated financial statements in order to update the loss per share and the weighted average number of shares outstanding to include, on an as converted basis, the proportionate voting shares. Further, the Company proposes to add a table in Note 9 to reconcile the weighted average number of shares, including showing subordinate voting shares and proportionate voting shares.

Note 6. Related Party Transactions, page F-15

20.	You state that as at December 31, 2024, $722,989 (2023 – $523,757) is included in accounts payable and accrued liabilities. However, we note these amounts are separately presented in the balance sheet as due to related parties. Please revise to provide a description of these related party transactions and other related disclosures to comply with ASC paragraphs 850-10-50-1 through 50-4. Additionally, we note that under the section “Certain Relationships and Related Transactions” at page 66, you state that except for compensation arrangements there have been no related party transactions in your two most recently completed financial years. Please revise this section to provide information that is consistent with your financial statement disclosures.

In response to the Staff’s comment, the Company proposes to make the revisions to Note 6 that are indicated in Exhibit A to this letter.

The Company respectfully notes that all the related party transactions giving rise to amounts due to related parties are derived from compensation arrangements or similar items occurring in the ordinary course of business and as such are excluded from the disclosure requirements under ASC paragraph 850-10-50-1.

In addition, the requested revisions have been made to DRS Amendment No. 1 under the section “Certain Relationships and Related Transactions”.

Note 11. Segmented Information, page F-22

21.	We note you operate within a single reportable segment. Please provide the disclosures required by ASC 280-10-50-20 as amended by ASU 2023-07. Also refer to paragraphs 280-10-55-15D through 55-15F.

The Company respectfully submits that its corporate headquarters is considered to part of the Company’s sole operating segment, as a support function, as it is fundamental to ongoing operations of the Company, and does not earn revenues or have discrete financial information that is regularly reviewed by the chief operating decision maker (“CODM”). As such, the Company respectfully submits that corporate headquarters is not considered to be an operating segment under ASC 280-10-50.

U.S. Securities and Exchange Commission

August 11, 2025

The Company respectfully advises the Staff that the CODM for the sole reportable segment primarily uses consolidated net loss in assessing the reportable segment’s performance. Therefore, in response to the Staff’s comment, the Company proposes to make the revisions to Note 11 that are indicated in Exhibit A to this letter.

Exhibits

22.	We note your disclosure at page 63 that you have in place an executive employment agreement with 1397257 BC Ltd., a company controlled by Darren Morgans, your Chief Financial Officer. However, we do not observe an entry in your exhibit index for such agreement. Please revise or advise.

The agreement listed in Exhibit 10.10 of the exhibit index to DRS Amendment No. 1 has been updated to reflect that the correct reference should be to the agreement noted in the Staff’s comment.

23.	We note that your technical report summary includes resource estimates for the Illinois Creek deposit, the leach pad area at Illinois Creek, and the Waterpump Creek deposit. However your registration statement only includes a resource estimate for the Illinois Creek deposit. Please advise.

The requested revisions have been made on page 53 and 54 of DRS Amendment No. 1.

24.	Please obtain and file the written consent of the qualified person(s) with respect to your technical report summary as required by Item 1302(b)(4) of Regulation S-K.

Written consents of the qualified persons with respect to the technical report summary have been included as Exhibits 23.4, 23.5 and 23.6 to DRS Amendment No. 1.

25.	Please revise your registration statement to state whether each qualified person who prepared the technical report summary is an employee of the company and, if not, name the qualified person's employer and disclose whether the qualified person is affiliated with the company, as required by Item 1302(b)(5) of Regulation S-K.

The requested revisions have been made on page 50 of DRS Amendment No. 1. The Company confirms that none of the qualified persons who prepared the technical report summary is an employee or otherwise affiliated with the Company.

U.S. Securities and Exchange Commission

August 11, 2025

General

26.	Your prospectus cover page states that you will be offering subordinate voting shares together with warrants to purchase subordinate voting shares. If the subordinate voting shares and warrants will only be offered together, then you must register units in your offering, even if the subordinate voting shares and warrants are immediately separable following this offering. Please revise your cover page to identify the units as securities in this offering, and to identify the components of the units. The pricing table should reflect the common stock and warrants priced as a unit with a footnote indicating the values assigned to each of the securities. Revise your entire disclosure to reflect that you are selling units. Alternatively, please explain why units do not need to be registered in this offering. For guidance, please refer to Questions 240.05 and 240.06 of our Compliance and Disclosure Interpretations, Securities Act Rules.

The requested revisions have been made, where applicable, throughout DRS Amendment No. 1.

27.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company acknowledges the Staff’s comment and undertakes to provide copies of all written communications that the Company or anyone authorized to do so on its behalf, presents to potential investors on reliance on Section 5(d) of the Securities Act. As of the date hereof, no such communications have been provided to any potential investors.

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Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call the undersigned at (604) 630-5199. You also may email me at miller.dan@dorsey.com or fax me at (604) 687-8504.

Yours truly,

/s/ Daniel M. Miller
Daniel M. Miller

cc:	Kit Marrs Darren Morgans
Alaska Silver Corp.

U.S. Securities and Exchange Commission

August 11, 2025

EXHIBIT A